Exhibit 26(n)(2)
Consent of Ernst & Young LLC

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Independent Registered Public Accounting Firm" in the Statement of Additional Information and to the use of our report dated March 27, 2014 except for the impact of a previously described income tax restatement with respect to which the date is of April 15, 2015, with respect to the U.S. generally accepted accounting basis financial statements and schedules of Transamerica Advisors Life Insurance Company included in the Post-Effective Amendment No. 28 to the Registration Statement (Form N-6, No. 33-43058) and related to Prospectus of Prime Plan V.

/s/ Ernst & Young LLP

Des Moines, IA
April 25, 2016